Exhibit 99.1

NEWS RELEASE TRANSMITTED BY BUSINESS WIRE

FOR:       Sierra Wireless, Inc.

TSX:  SW

NASDAQ:  SWIR

February 9, 2012

Sierra Wireless Reports Fourth Quarter and Full Year 2011 Results

Fourth Quarter 2011

•                  Revenue in the fourth quarter 2011 of $147.2 million

•                  Non-GAAP earnings from operations of $3.4 million, exceeding guidance range

•                  Non-GAAP net earnings of $2.5 million, or $0.08 per diluted share

Full Year 2011

•                  Revenue for the year ended fiscal 2011 of $578.2 million

•                  Non-GAAP net earnings of $3.6 million, or $0.12 per diluted share

•                  Core M2M revenue up 9% year-over-year

VANCOUVER, BRITISH COLUMBIA — Sierra Wireless, Inc. (NASDAQ:  SWIR) (TSX:  SW) today reported fourth quarter and fiscal year 2011 results. All results are reported in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles (“GAAP”), except as otherwise indicated below.

“In the second half of 2011, we delivered improved operating results compared to the first half, continued to strengthen our global leadership position in the Machine-to-Machine market, and established ourselves as a 4G leader in Mobile Computing,’ said Jason Cohenour, President and Chief Executive Officer.  “As we look forward, we believe that the strength of our market position, combined with an efficient cost structure and better gross margin, will drive continued improvement in operating results.”

Fourth Quarter 2011 Financial Results

Revenue for the fourth quarter of 2011 was $147.2 million, a decrease of 12% compared to $167.2 million in the fourth quarter of 2010, and comparable to $146.8 million in the third quarter of 2011.  The year-over-year revenue decrease was primarily due to the absence of revenue from Barnes & Noble and Clearwire, which combined had accounted for approximately $14.8 million in revenue in the fourth quarter of 2010.  Machine-to-Machine (“M2M”) revenue was $71.3 million, down 15% compared to the historically high levels of fourth quarter 2010, which included $8.4 million of revenue from Barnes & Noble.   Mobile Computing revenue was $75.9 million, down 9% compared to $83.2 million in the fourth quarter of 2010, which included $6.4 million of revenue from Clearwire.

On a GAAP basis, gross margin was $41.6 million, or 28.2%, in the fourth quarter of 2011, compared to $48.9 million, or 29.2%, in the fourth quarter of 2010.   Operating expenses were $54.0 million and loss from operations was $12.5 million in the fourth quarter of 2011, compared to operating expenses of $49.0 million and a loss from operations of $0.2 million in the fourth quarter of 2010.  The operating loss in the fourth quarter of 2011 included an intangible asset impairment charge of $11.2 million, primarily related to a software development program that was acquired through the purchase of Wavecom, S.A. in 2009 and which we abandoned during the quarter.  The program had no impact on our operations in prior periods nor do we expect it to have an impact on our future operations.   Net loss was $13.8 million, or $0.44 per diluted share, in the fourth quarter of 2011, compared to net earnings of $0.8 million, or $0.03 per diluted share, in the fourth quarter of 2010.

On a non-GAAP basis, gross margin was 28.3% in the fourth quarter of 2011, compared to 29.3% in the fourth quarter of 2010.  Operating expenses were $38.3 million and earnings from operations were $3.4 million in the fourth quarter of 2011, compared to operating expenses of $43.2 million and earnings from operations of $5.8 million in the fourth quarter of 2010.  Net earnings were $2.5 million, or $0.08 per diluted share, in the fourth quarter of 2011 compared to net earnings of $4.9 million, or $0.16 per diluted share, in the fourth quarter of 2010.

Full Year 2011 Financial Results

Revenue for the year ended December 31, 2011 was $578.2 million, a decrease of 11% compared to $650.3 million for the year ended December 31, 2010.  M2M revenue was $293.2 million in 2011, down 11.8% compared to $332.4 million in 2010. Excluding sales to Barnes & Noble, the company’s core M2M business increased 9% in 2011 on a year-over-year basis. Mobile Computing revenue was $285.0 million in 2011, down 10.4% compared to $317.9 million in 2010.  Excluding sales to Clearwire, the company’s Mobile Computing business was down 1% in 2011 compared to 2010.

On a GAAP basis, gross margin was $163.5 million, or 28.3%, in 2011 compared to $190.4 million, or 29.3%, in 2010. Operating expenses were $193.4 million and the loss from operations was $29.9 million in 2011. The operating loss in 2011 included an intangible asset impairment charge of $11.2 million, primarily related to a software development program that was acquired through the purchase of Wavecom, S.A. in 2009 and which we abandoned during the quarter.  The program had no impact on our operations in prior periods nor do we expect it to have an impact on our future operations.  This compares to operating expenses of $200.7 million and a loss from operations of $10.4 million in 2010.  Net loss was $29.3 million, or $0.94 per diluted share, in 2011, compared to a net loss of $14.5 million, or $0.47 per diluted share, in 2010.

On a non-GAAP basis, gross margin was 28.3% in 2011, compared to 29.3% in 2010.  Operating expenses were $160.9 million and earnings from operations were $2.9 million in 2011, compared to operating expenses of $168.5 million and earnings from operations of $22.4 million in 2010.  Net earnings were $3.6 million, or $0.12 per diluted share, in 2011 compared to net earnings of $20.0 million, or $0.64 per diluted share, in 2010.

Non-GAAP results exclude the impact of stock-based compensation expense, acquisition amortization, restructuring costs, integration costs, impairment, foreign exchange gains or losses on translation of balance sheet accounts, and certain tax adjustments.  We disclose non-GAAP amounts as we believe that these measures provide our shareholders with better information about actual operating results and assist in comparisons from one period to another.  The reconciliation between our GAAP and non-GAAP results of operations is provided in the accompanying schedules.

Financial Guidance

The following guidance for the first quarter of 2012 reflects current business indicators and expectations.  In the first quarter of 2012, we expect revenue to be relatively flat compared to the fourth quarter of 2011, which is consistent with typical seasonal patterns.  We expect gross margin to increase, returning to approximately the same level experienced in the third quarter of 2011 and we expect operating expenses to increase slightly on a sequential basis from the fourth quarter of 2011.

Inherent in this guidance are risk factors that are described in greater detail in our regulatory filings. Our actual results could differ materially from those presented below. All figures are approximations based on management’s current beliefs and assumptions.

Q1 2012 Guidance	Consolidated Non-GAAP

Revenue	$143.0 to $148.0 million
Earnings from operations	$2.5 to $4.0 million
Net earnings	$2.0 to $3.0 million
Earnings per share	$0.06 to $0.10 per share

Conference Call, Webcast and Instant Replay Details

Sierra Wireless President and CEO, Jason Cohenour, and CFO, David McLennan, will host a conference call and webcast with analysts and investors to review the results on Thursday, February 9, at 5:30 PM Eastern Standard Time (2:30 PM PST). A live slide presentation will be available for viewing during the call from the link provided below.

To participate in this conference call, please dial the following number approximately ten minutes prior to the commencement of the call:

•                  Toll-free (Canada and US): 1-877-201-0168

•                  Alternate number: 1-647-788-4901

•                  Conference ID: 36716618

For those unable to participate in the live call, a replay will be available until February 17, 2012.  Dial 1-855-859-2056 or 1-800-585-8367 and enter the Conference ID number above to access the replay.

To access the webcast, please follow the link below:

http://www.snwebcastcenter.com/custom_events/sierrawireless-20120209/site/

The webcast will remain available at the above link for one year following the call.

We look forward to having you participate in our call.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information in this press release are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”) including statements and information relating to our financial guidance for the first quarter of 2012 and our fiscal year 2012, our business outlook for the short and longer term and our strategy, plans and future operating performance.  Forward-looking statements are provided to help you understand our views of our short and longer term prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We will not update or revise our forward-looking statements unless we are required to do so by securities laws.

Forward-looking statements:

•                 Typically include words and phrases about the future such as “outlook”, “may”, “estimates”, “intends”, “believes”, “plans”, “anticipates” and “expects”.

•                  Are not promises or guarantees of future performance. They represent our current views and may change significantly.

•                  Are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

•                  Our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

•                  Our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

•                  Expected transition period to our 4G products;

•                  Expected cost of goods sold;

•                  Expected component supply constraints;

•                  Our ability to “win” new business;

•                  That wireless network operators will deploy next generation networks when expected;

•                  Our operations are not adversely disrupted by component shortages or other development, operating or regulatory risks; and

•                  Expected tax rates and foreign exchange rates.

•                  Are subject to substantial known and unknown material risks and uncertainties.  Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including without limitation, the following factors, most of which are discussed in greater detail.  These risk factors and others are discussed in our Annual Information Form and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada.

•                  Actual sales volumes or prices for our products and services may be lower than we expect for any reason including, without limitation, the continuing uncertain economic conditions, price and product competition, different product mix, the loss of any of our significant customers, competition from new or established wireless communication companies;

•                  The cost of products sold may be higher than planned or necessary component supplies may not be available, are delayed or are not available on commercially reasonable terms;

•                  We may be unable to enforce our intellectual property rights or may be subject to litigation that has an adverse outcome;

•                  The development and timing of the introduction of our new products may be later than we expect or may be indefinitely delayed.

•                  Transition periods associated with the migration to new technologies may be longer than we expect.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) offers industry-leading mobile computing and machine-to-machine (M2M) communications products and solutions that connect people, devices, and applications over cellular networks. Wireless service providers, equipment manufacturers, enterprises and government organizations around the world depend on us for innovative, reliable wireless technology. We offer 2G, 3G and 4G wireless modems, routers and gateways as well as a comprehensive suite of software, tools, and services that ensure our customers can successfully bring wireless applications to market.  For more information about Sierra Wireless, visit www.sierrawireless.com.

“AirCard” and “AirLink” are registered trademarks of Sierra Wireless. “AirPrime” and “AirVantage” are also trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Contact:

Sierra Wireless, Inc.

David G. McLennan

Chief Financial Officer

(604) 231-1181

Website: www.sierrawireless.com

Email: investor@sierrawireless.com

INDUSTRY : CMT

SUBJECT : ERN

Media Contact:

Sharlene Myers

Manager, Global Public Relations

(604) 232-1445

smyers@sierrawireless.com

SIERRA WIRELESS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of U.S. dollars, except where otherwise stated)

(Unaudited)

	Three months ended December 31		Year ended December 31
	2011	2010	2011	2010
Revenue	$147,195	$167,176	$578,185	$650,341
Cost of goods sold	105,643	118,309	414,735	459,976
Gross margin	41,552	48,867	163,450	190,365
Expenses
Sales and marketing	10,747	12,123	45,499	51,599
Research and development	21,521	23,782	89,000	88,035
Administration	7,934	9,073	34,677	36,357
Restructuring	(19)	132	837	7,640
Integration	—	906	1,426	5,110
Impairment of intangible asset	11,214	—	11,214	—
Amortization	2,620	3,026	10,709	11,990
	54,017	49,042	193,362	200,731
Loss from operations	(12,465)	(175)	(29,912)	(10,366)
Foreign exchange loss	(507)	(241)	(460)	(7,000)
Other income (expense)	20	(20)	35	(241)
Loss before income taxes	(12,952)	(436)	(30,337)	(17,607)
Income tax expense (recovery)	810	(1,221)	(965)	(2,808)
Net earnings (loss)	(13,762)	785	(29,372)	(14,799)
Net loss attributable to non-controlling interest	—	(40)	(57)	(258)
Net earnings (loss) attributable to the Company	$(13,762)	$825	$(29,315)	$(14,541)
Net income (loss) per share attributable to the Company’s common shareholders (in dollars)
Basic	$(0.44)	$0.03	$(0.94)	$(0.47)
Diluted	$(0.44)	$0.03	$(0.94)	$(0.47)
Weighted average number of shares outstanding (in thousands)
Basic	31,298	31,151	31,275	31,083
Diluted	31,298	31,493	31,275	31,083

SIERRA WIRELESS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

(Unaudited)

		As at December 31,
		2011	2010
Assets
Current assets
Cash and cash equivalents		$101,375	$85,443
Short-term investments		9,347	26,405
Accounts receivable		107,367	117,397
Inventories		16,168	22,134
Deferred income taxes		6,540	9,577
Prepaids and other		20,674	24,542
		261,471	285,498
Property, plant and equipment		22,087	22,635
Intangible assets		42,557	69,024
Goodwill		89,961	90,953
Deferred income taxes		6,205	836
Other assets		606	622
		$422,887	$469,568
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$123,547	$139,264
Deferred income taxes		336	—
Deferred revenue and credits		1,721	987
		125,604	140,251
Long-term obligations		25,143	24,987
Deferred income taxes		236	1,143
		150,983	166,381
Equity
Shareholders’ equity
Common stock:	no par value; unlimited shares authorized; issued and outstanding: 31,306,692 shares (December 31, 2010 — 31,222,786 shares)	328,440	327,668
Preferred stock:	no par value; unlimited shares authorized; Issued and outstanding: nil shares	—	—
Treasury stock:	at cost; 877,559 shares (December 31, 2010 — 643,042 shares)	(6,141)	(3,908)
Additional paid-in capital		20,087	16,926
Deficit		(62,482)	(33,167)
Accumulated other comprehensive loss		(8,000)	(5,471)
		271,904	302,048
Non-controlling interest		—	1,139
		271,904	303,187
		$422,887	$469,568

SIERRA WIRELESS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

(Unaudited)

	Three months ended December 31		Year ended December 31
	2011	2010	2011	2010
Cash flows provided (used) by:
Operating activities
Net earnings (loss)	$(13,762)	$785	$(29,372)	$(14,799)
Items not requiring (providing) cash
Amortization	7,862	8,813	32,386	34,990
Stock-based compensation	1,533	1,405	6,449	6,956
Non-cash restructuring and other	—	25	—	(859)
Tax benefit related to stock option deduction	—	151	—	151
Deferred income taxes	304	(2,281)	(2,903)	(3,374)
Loss (gain) on disposal of property, plant and equipment	13	(23)	40	(95)
Impairment of intangible assets	11,214	—	11,214	—
Changes in non-cash working capital
Accounts receivable	(1,984)	14,687	9,067	(35,671)
Inventories	8,740	817	5,664	(11,399)
Prepaid expenses and other	(5,158)	(144)	4,248	7,104
Accounts payable, accrued liabilities and obligations	5,469	(11,630)	(13,783)	12,116
Deferred revenue and credits	894	353	733	480
Cash flows provided (used) by operating activities	15,125	12,958	23,743	(4,400)
Investing activities
Purchase of Wavecom S.A. shares	—	—	(1,787)	(1,553)
Additions to property, plant and equipment	(2,348)	(5,045)	(14,268)	(12,580)
Proceeds from sale of property, plant and equipment	2	26	31	99
Increase in intangible assets	(518)	(1,011)	(3,740)	(3,976)
Net change in short-term investments	(9,347)	(23,990)	17,058	489
Cash flows used in investing activities	(12,211)	(30,020)	(2,706)	(17,521)
Financing activities
Issuance of common shares, net of share issue costs	39	795	519	1,074
Purchase of treasury shares for RSU distribution	(1,975)	—	(4,472)	—
Repayment of long-term obligations	(17)	(276)	(905)	(2,615)
Cash flows provided (used) by financing activities	(1,953)	519	(4,858)	(1,541)
Effect of foreign exchange rate changes on cash and cash equivalents	(248)	(587)	(247)	1,414
Cash and cash equivalents, increase (decrease) in the period	713	(17,130)	15,932	(22,048)
Cash and cash equivalents, beginning of period	100,662	102,573	85,443	107,491
Cash and cash equivalents, end of period	$101,375	$85,443	$101,375	$85,443

SIERRA WIRELESS, INC.

RECONCILLIATION OF GAAP AND NON-GAAP RESULTS

(Unaudited)

(in thousands of U.S. dollars, except where otherwise stated)

	2011					2010
	TOTAL	Q4	Q3	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Revenue - GAAP and Non-GAAP	$578,185	$147,195	$146,827	$139,888	$144,275	$650,341	$167,176	$172,732	$159,116	$151,317

Gross Margin - GAAP	$163,450	$41,552	$43,334	$39,100	$39,464	$190,365	$48,867	$48,954	$46,210	$46,334
Stock-based compensation	385	86	89	97	113	491	121	111	124	135
Gross Margin - Non-GAAP	$163,835	$41,638	$43,423	$39,197	$39,577	$190,856	$48,988	$49,065	$46,334	$46,469

Loss from operations - GAAP	$(29,912)	$(12,465)	$(1,763)	$(6,270)	$(9,414)	$(10,366)	$(175)	$(2,208)	$(3,473)	$(4,510)
Stock-based compensation	6,449	1,533	1,587	1,697	1,632	6,957	1,403	2,108	1,751	1,695
Restructuring and other	837	(19)	881	(350)	325	7,100	132	3,776	1,581	1,611
Integration	1,426	—	121	765	540	5,110	906	727	1,631	1,846
Impairment of intangible asset	11,214	11,214	—	—	—	—	—	—	—	—
Acquisition related amortization	12,888	3,090	3,198	3,312	3,288	13,598	3,516	3,403	3,194	3,485
Earnings (loss) from operations - Non-GAAP	$2,902	$3,353	$4,024	$(846)	$(3,629)	$22,399	$5,782	$7,806	$4,684	$4,127
Amortization (exluding acquisition related amortization)	19,498	4,772	4,258	5,144	5,324	21,392	5,298	5,289	5,569	5,236
EBITDA	$22,400	$8,125	$8,282	$4,298	$1,695	$43,791	$11,080	$13,095	$10,253	$9,363

Net earnings (loss) - GAAP	$(29,315)	$(13,762)	$(998)	$(6,766)	$(7,789)	$(14,541)	$825	$710	$(8,555)	$(7,521)
Stock -based compensation, restructuring and other, integration, impairment of intangible asset and acquisition related amortization, net of tax	32,713	15,915	5,570	5,503	5,725	31,129	5,919	9,616	7,518	8,076
Unrealized foreign exchange loss (gain)	267	330	34	238	(335)	7,000	241	(2,359)	5,460	3,658
Non-controlling interest	(32)	—	—	—	(32)	(182)	(23)	(34)	(40)	(85)
Tax adjustments	—	—	—	—	—	(3,410)	(2,022)	(1,388)	—	—
Net earnings (loss) - Non-GAAP	$3,633	$2,483	$4,606	$(1,025)	$(2,431)	$19,996	$4,940	$6,545	$4,383	$4,128

Earnings (loss) per share - GAAP (in dollars)	$(0.94)	$(0.44)	$(0.03)	$(0.22)	$(0.25)	$(0.47)	$0.03	$0.02	$(0.28)	$(0.24)
Diluted earnings (loss) per share - Non-GAAP (in dollars)	$0.12	$0.08	$0.15	$(0.03)	$(0.08)	$0.64	$0.16	$0.21	$0.14	$0.13

SIERRA WIRELESS, INC.

REVENUE BY SEGMENT AND PRODUCT

(Unaudited)

(in thousands of U.S. dollars)

	Three months ended December 31		Year ended December 31
	2011	2010	2011	2010
M2M
AirPrime Embedded Wireless Modules (excludes PC OEMs) (1)	$56,702	$68,869	$242,791	$274,964
AirLink Intelligent Gateways and Routers	10,103	13,416	39,013	48,626
AirVantage M2M Cloud Platform and Other	4,463	1,741	11,415	8,855
	$71,268	$84,026	$293,219	$332,445

Mobile Computing
AirCard Mobile Broadband Devices (2)	$64,012	$75,131	$241,454	$291,464
AirPrime Embedded Wireless Modules for PC OEMs	11,047	7,266	39,422	23,420
Other	868	753	4,090	3,012
	$75,927	$83,150	$284,966	$317,896

(1)       Barnes & Noble contributed nil in the three months ended December 31, 2011 compared to $8.4 million in the three months ended December 31, 2010.  In the year ended December 31, 2011, Barnes & Noble contributed $0.7 million compared to $64.2 million in 2010.

(2)       Clearwire contributed nil in the three months ended December 31, 2011 compared to $6.4 million in the three months ended December 31, 2010.  In the year ended December 31, 2011, Clearwire contributed $8.4 million compared to $32.3 million in 2010.

SIERRA WIRELESS, INC.

SEGMENTED RESULTS

(Unaudited)

(in thousands of U.S. dollars)

	Three months ended December 31		Year ended December 31
	2011	2010	2011	2010
M2M
Revenue	$71,268	$84,026	$293,219	$332,445
Cost of goods sold	48,539	N/A	198,271	N/A
Gross margin	$22,729	N/A	$94,948	N/A
Gross margin %	31.9%	N/A	32.4%	N/A

Mobile Computing
Revenue	$75,927	$83,150	$284,966	$317,896
Cost of goods sold	57,104	N/A	216,464	N/A
Gross margin	$18,823	N/A	$68,502	N/A
Gross margin %	24.8%	N/A	24.0%	N/A